

Rob McQueen · 3rd

Founder/CEO at Quiver

Boise Metropolitan Area · Contact info

500+ connections

Quiver

University of Idaho

Experience

Founder/CEO

Quiver · Full-time

Jun 2018 – Present · 3 yrs 7 mos

Boise, Idaho, United States

Quiver is an intuitive data collection and analysis platform. A platform that drives unparalleled and seamless reporting, automates collaboration and impact reporting, and brings effective data-driven decision making to the entire Non-Profit, Disaster Relief and Humanitarian Sector.

It is the modern solution for Non-Profits, Government Agencies, Foundations, and Individuals alike.

US Army

10 yrs 8 mos

Civil Affairs Instructor

Part-time

Dec 2019 – Present · 2 yrs 1 mo

Fort Bragg, North Carolina, United States

Phase IV instructor for the reserve Civil Affairs Qualification Course, USAJFKSWCS

Civil Liaison Team Chief

Part-time

Aug 2017 – Dec 2019 · 2 yrs 5 mos

Encino, CA

Leads, trains, and prepares a Civil Liaison Team (CLT) to execute effective Civil Affairs Operations across the full spectrum of operations in support of the supported Division's Civil Military Operations. Provides senior leadership for the CLT supporting the Battalion Commander. Trains and prepares the CLT to liaise with Indigenous Populations and ...see more

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Waves For Water

5 yrs 9 mos

Field Operations Director

Part-time

Sep 2017 – Present · 4 yrs 4 mos

Provides Vision, Direction, and Oversight to all W4W Field Operations Globally. Responsible for training and professional development of W4W Project Managers. Leads the Clean Water Corps program. Develops US Department of Defense (DOD) Humanitarian Assistance programs; including funding, procurement and program planning, execution, and e ...see more

Military Project Director / Corporate Partnership Manager

Apr 2016 – Sep 2017 · 1 yr 6 mos

Working to combat the current global water crisis through the development of Waves for Water Military Projects and Corporate Social Responsibility programs worldwide.

Managing Partner
McQueen Holdings LLC
Jun 2019 – Present · 2 yrs 7 mos
Boise, Idaho Area

President
Collaborative Design Group
Jan 2016 – Jun 2018 · 2 yrs 6 mos

Founded in 2015 by a group of US Army Special Operations Officers, Collaborative Design Group (CDG) is designed to bring advanced analysis and insight to organizations that are working to better our world. At CDG we understand that the challenges facing our world do not exist independent of one another. CDG uses a unique process to bring togethe ...see more

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Education

University of Idaho
BS, GS

University of Idaho
Activities and Societies: Phi Delta Theta Fraternity, University of Idaho Ice Hockey